EXHIBIT 99.1

Suncor Energy Inc. Extractive Sector Transparency Measures Act Report for the reporting year January 1, 2018 to December 31, 2018

AUTORITE DES MARCHES FINANCIERS STATEMENT UNDER THE ACT RESPECTING TRANSPARENCY MEASURES IN THE MINING, OIL AND GAS INDUSTRIES (s. 1) Fiscal year covered by the statement: from January 1, 2018 to December 3 1, 201 8 Name of the entity filing the statement: Suncor Energy Inc. Name(s) of the subsidiary or subsidiaries for which the entity files the statement, where applicable: Petro-Canada Terra Nova Partnership; Petro-Canada Hibernia Partnership; Petro-Canada Hebron Partnership: Canadian Oil Sands Partnership; Suncor Energy Oil Sands Limited Partnership; Suncor Energy Offshore Exploration Partnership; Suncor Energy Ventures Partnership CERTIFICATE I certify that I have examined the information contained in the statement of Suncor Energy In c. • for the fiscal year that began on January l, 201 8. and ended on December 31, 2018 To my knowledge and having exercised due diligence, the information contained in the statement is, in all material respects for the purposes of the Act, true, accurate and complete. Full name of the officer or director: Alister Cowan Title of position: Executive Vice President and Chief Financial Officer Date: May 2 1, 20 19 [Signature]

Amended Report Canadian Oil Sands Partnership: E984046, Extractive Sector Transparency Measures Act - Annual Report Reporting Entity Name Suncor Energy Inc. Reporting Year From 1/1/2018 To: 12/31/2018 Date submitted 5/24/2019 Reporting Entity ESTMA Identification Number E405435 Original Submission Other Subsidiaries Included (optional field) For Consolidated Reports - Subsidiary Reporting Entities Included in Report: Petro-Canada Terra Nova Partnership: E368056, Petro-Canada Hibernia Partnership: E014222, Petro-Canada Hebron Partnership: E294659, Suncor Energy Oil Sands Limited Partnership: E761283, Suncor Energy Offshore Exploration Partnership: E718793, Suncor Energy Ventures Partnership: E895970 Not Substituted Attestation by Reporting Entity In accordance with the requirements of the ESTMA, and in particular section 9 thereof, I attest I have reviewed the information contained in the ESTMA report for the entity(ies) listed above. Based on my knowledge, and having exercised reasonable diligence, the information in the ESTMA report is true, accurate and complete in all material respects for the purposes of the Act, for the reporting year listed above. Full Name of Director or Officer of Reporting Entity Alister Cowan Date 5/21/2019 Position Title Executive Vice President and Chief Financial Officer

Extractive Sector Transparency Measures Act - Annual Report

Reporting Year	From:	1/1/2018	To:	12/31/2018	
Reporting Entity Name	Suncor Energy Inc.			Currency of the Report	CAD
Reporting Entity ESTMA Identification Number	E405435				
Subsidiary Reporting Entities (if necessary)	Petro-Canada Terra Nova Partnership: E368056, Petro-Canada Hibernia Partnership: E014222, Petro-Canada Hebron Partnership: E294659, Canadian Oil Sands Partnership: E984046, Suncor Energy Oil Sands Limited Partnership: E761283, Suncor Energy Offshore Exploration Partnership: E718793, Suncor Energy Ventures Partnership: E895970				

Payments by Payee

Country	Payee Name	Departments, Agency, etc... within Payee that Received Payments[2]	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvement Payments	Total Amount paid to Payee	Notes
Canada	Government of Canada		367,820,000	127,750,000	13,240,000	-	-	-	-	508,810,000	Includes royalties that are remitted directly to the Canadian federal government that are then sent to the Government of Newfoundland and Labrador for the Terra Nova, White Rose, Hebron and Hibernia Extension projects.
Canada	Canada Newfoundland and Labrador Offshore Petroleum Board		-	-	3,580,000	-	-	-	-	3,580,000	
Canada -Alberta	Athabasca Chipewyan First Nation		-	-	1,400,000	-	-	-	-	1,400,000	
Canada -Alberta	Chipewyan Prairie Dene First Nation		-	-	470,000	-	-	-	-	470,000	
Canada -Alberta	City of Calgary		740,000	-	-	-	-	-	-	740,000	
Canada -Alberta	Fort Chipewyan Metis Local 125		-	-	290,000	-	-	-	-	290,000	
Canada -Alberta	Fort McKay First Nation		-	-	1,000,000	-	-	-	-	1,000,000	
Canada -Alberta	Fort McKay Metis Community Association		-	-	350,000	-	-	-	-	350,000	
Canada -Alberta	Fort McMurray #468 First Nation		-	-	630,000	-	-	-	-	630,000	
Canada -Alberta	Fort McMurray Metis Local 1935		-	-	120,000	-	-	-	-	120,000	
Canada -Alberta	Government of Alberta		152,090,000	361,420,000	19,040,000	-	-	-	-	532,550,000	
Canada -Alberta	Heart Lake First Nation		-	-	120,000	-	-	-	-	120,000	
Canada -Alberta	Mikisew Cree First Nation		-	-	550,000	-	-	-	-	550,000	
Canada -Alberta	Municipality of Wood Buffalo (Alberta)		77,700,000	-	-	-	-	-	-	77,700,000	
Canada -British Columbia	Government of British Columbia		10,000	70,000	80,000	-	-	-	-	160,000	
Canada -Newfoundland and Labrador	Government of Newfoundland and Labrador		-	148,440,000	-	-	-	-	-	148,440,000	Includes royalties paid in relation to the Hibernia Base project.
Canada -Quebec	Government of Quebec		26,200,000	-	30,000	-	-	-	-	26,230,000

Extractive Sector Transparency Measures Act - Annual Report

Reporting Year	From:	1/1/2018	To:	12/31/2018
Reporting Entity Name	Suncor Energy Inc.		Currency of the Report	CAD
Reporting Entity ESTMA Identification Number	E405435			
Subsidiary Reporting Entities (if necessary)	Petro-Canada Terra Nova Partnership: E368056, Petro-Canada Hibernia Partnership: E014222, Petro-Canada Hebron Partnership: E294659, Canadian Oil Sands Partnership: E984046, Suncor Energy Oil Sands Limited Partnership: E761283, Suncor Energy Offshore Exploration Partnership: E718793, Suncor Energy Ventures Partnership: E895970			

Payments by Payee

Country	Payee Name	Departments, Agency, etc... within Payee that Received Payments[2]	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvement Payments	Total Amount paid to Payee	Notes
Libya	Government of Libya	National Oil Corporation	122,800,000	390,350,000	-	-	740,000	-	-	513,890,000	Bonuses include social development payments as required by certain Exploration and Production Sharing Agreements in Libya. Taxes & Royalties taken in kind and converted to cash basis using the same methodology (fair market value) as Suncor Energy Inc.'s 2018 consolidated financial statements. Translated using the financial year average foreign exchange rates: 1 USD : 1.2962 CAD.
Norway	Government of Norway		130,000	-	1,600,000	-	-	-	-	1,730,000	Translated using the financial year average foreign exchange rate: 1 NOK : 0.1594 CAD.
United Kingdom of Great Britain and Northern Ireland	Her Majesty's Government	Her Majesty's Revenue and Customs Cumbernauld	509,900,000	-	-	-	-	-	-	509,900,000	Translated using the financial year average foreign exchange rate: 1 GBP : 1.7302 CAD.

Additional Notes:
- All payments are reported in Canadian dollars.
- All amounts have been rounded to the nearest $10,000 CAD.

Extractive Sector Transparency Measures Act - Annual Report

Reporting Year	**From:** 1/1/2018	**To:** 12/31/2018	
Reporting Entity Name	Suncor Energy Inc.	**Currency of the Report**	CAD
Reporting Entity ESTMA Identification Number	E405435		
Subsidiary Reporting Entities (if necessary)	Petro-Canada Terra Nova Partnership: E368056, Petro-Canada Hibernia Partnership: E014222, Petro-Canada Hebron Partnership: E294659, Canadian Oil Sands Partnership: E984046, Suncor Energy Oil Sands Limited Partnership: E761283, Suncor Energy Offshore Exploration Partnership: E718793, Suncor Energy Ventures Partnership: E895970		

Payments by Project

Country	Project Name	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvement Payments	Total Amount paid by Project	Notes
Canada -Alberta	Base Mine	32,280,000	192,210,000	4,010,000	-	-	-	-	228,500,000	
Canada -Alberta	Firebag	40,920,000	106,520,000	3,320,000	-	-	-	-	150,760,000	
Canada -Alberta	MacKay River	4,420,000	62,700,000	6,900,000	-	-	-	-	74,020,000	
Canada -Newfoundland and Labrador	Hebron	-	3,600,000	-	-	-	-	-	3,600,000	
Canada -Newfoundland and Labrador	Hibernia	-	200,640,000	-	-	-	-	-	200,640,000	Hibernia Base and Extension projects have been combined for the purposes of this report.
Canada -Newfoundland and Labrador	Terra Nova	-	59,380,000	3,800,000	-	-	-	-	63,180,000	
Canada -Newfoundland and Labrador	White Rose	-	12,570,000	-	-	-	-	-	12,570,000	
Norway	Norway	130,000	-	1,600,000	-	-	-	-	1,730,000	Translated using the financial year average foreign exchange rate: 1 NOK : 0.1594 CAD.
Libya	Libya	122,800,000	390,350,000	-	-	740,000	-	-	513,890,000	Bonuses include social development payments as required by certain Exploration and Production Sharing Agreements in Libya. Taxes & Royalties taken in kind and converted to cash basis using the same methodology (fair market value) as Suncor Energy Inc.'s 2018 consolidated financial statements. Translated using the financial year average foreign exchange rate: 1 USD : 1.2962 CAD.
United Kingdom of Great Britain and Northern Ireland	U.K. Oil & Gas Taxes	509,900,000	-	-	-	-	-	-	509,900,000	Translated using the financial year average foreign exchange rate: 1 GBP : 1.7302 CAD.
Canada	Other	100,000	70,000	18,550,000	-	-	-	-	18,720,000	Includes Emerging properties in the Oil Sands business unit (Meadow Creek, Dover, Lewis, Frontier, Thornbury and Chard) and North America Onshore in the Exploration and Production business unit.

Additional Notes:
- All payments are reported in Canadian dollars.
- All amounts have been rounded to the nearest $10,000 CAD.